Exhibit 99.1

BIT Mining Advances Solana Strategy with 27,191 SOL Purchase and Validator Launch

Company begins staking self-acquired SOL through newly launched validator, reinforcing long-term commitment to the Solana ecosystem

AKRON, Ohio - August 5, 2025 - BIT Mining Limited (NYSE: BTCM) ("BIT Mining" or the "Company"), a leading technology-driven cryptocurrency infrastructure company, today announced the launch of its first Solana (“SOL”) validator, alongside the initial purchase of 27,191 SOL (at an aggregate purchase price of approximately US$4.89 million) to establish the Company’s growing SOL treasury. This milestone follows the Company’s July 10 announcement outlining a strategic shift into the Solana ecosystem, backed by plans to raise up to $300 million for SOL acquisitions and infrastructure development.

The validator is operated by BIT Mining’s internal infrastructure team and supported by the Company’s proprietary technologies. By beginning to stake its own SOL through a self-operated validator, the Company actively contributes to Solana’s network decentralization and security, generating on-chain rewards through validator operations. This deployment marks the beginning of a broader effort to build a presence across the Solana validator set as BIT Mining scales its treasury and infrastructure footprint in parallel.

“This validator launch is a foundational step in operationalizing our Solana strategy. We are not just holding SOL, we are helping power the network,” said Bo Yu, the Chairman and Chief Operating Officer of the Company. “It demonstrates our belief in Solana’s potential and our commitment to building meaningful infrastructure that supports its growth, security, and decentralization.”

As BIT Mining deepens its commitment to Solana, the Company is actively exploring additional opportunities across the ecosystem. By combining a growing SOL treasury with hands-on validator operations, BIT Mining is well-positioned to capture both the financial and strategic upside of Solana’s rapidly expanding on-chain economy.

About BIT Mining Limited

BIT Mining Limited (NYSE: BTCM) is a technology-driven cryptocurrency asset company that is strategically transitioning its core business toward Solana ("SOL") treasury operations. Leveraging its deep expertise in blockchain infrastructure, the Company is building an integrated ecosystem centered on SOL staking and ecosystem development. BIT Mining's legacy capabilities, including 7nm ASIC design, data center operations, and mining machine manufacturing, are being repurposed to optimize treasury efficiency and support its strategic shift toward sustainable value creation.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will", "expects", "anticipates", "future", "intends", "plans", "believes", "estimates", "target", "going forward", "outlook" and similar statements. In addition, statements that are not historical facts, including statements about the Company's plan to expand into the Solana ecosystem, the intended benefits of such expansion, and the Company's future fundraising plan to support such expansion, are or contain forward-looking statements. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For more information:

BIT Mining Limited

ir@btcm.group

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Media Contact

Bitmining@mgroupsc.com

Piacente Financial Communications
Brandi Piacente
Tel: +1 (212) 481-2050
Email: BITMining@thepiacentegroup.com